SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 21, 2016.

To

The Securities and Exchange Commission of Brazil (CVM)

Rua Cincinato Braga, 340

CEP: 01333-010

São Paulo – SP

Head Office: Rua 7 de setembro, 111

CEP: 20050-901

Rio de Janeiro/RJ

Attn:     Nilza Maria Silva de Oliveira

Corporate Oversight Manager-1

Re.: Official Letter 530/2016/CVM/SEP/GEA-1

Dear Sirs,

We refer to Official Letter 530/2016/CVM/SEP/GEA-1 (“Letter”) of November 18, 2016, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) about the news report published on November 17, 2006, in the newspaper O Globo, as follows:

“Dear Sir,

We refer you to the news article published on November 17, 2016, in the newspaper O Globo - Blogs: "Adriana Ancelmo recebeu de Metrô, CEG, Oi, Light, Braskem, EBX e até dos frangos Rica” Adriana Ancelmo received kickbacks from Metrô, CEG, Oi, Light, Braskem, EBX and even Frangos Rica which contains the following statements:

“Adriana Ancelmo will have to explain today the origin of sizable funds received by her office when Sérgio Cabral was governor.

First, the concessionaires. From the transport concessionaire Metrô Rio, it received R$1,950,790.96. From the gas concessionaire CEG, it received R$865,653.53. From the telephone concessionaire Oi/ Telemar, it received R$10,563,724.23. From the electricity concessionaire Light, it received R$3,598,825.28.

The investigation conducted by the Federal Prosecution Office (MP) led by prosecutors Lauro Coelho Júnior, José Vagos and Eduardo El-Hage, among others, also discovered documents connecting Sérgio Cabral’s administration to chicken producer Rica. The company coincidently paid R$1,133,200.00 to the office of Adriana Ancelmo.

Hotel Portobello, where Cabral owns a home, paid R$844,640.00

Adriana also received payments from companies involved in Operation Car Wash.

From Banco Schain, she received R$ 726,565.64, from EBX belonging to Eike Batista, she received R$ 1,000,000.00. From Braskem, she received R$ 2,121,763.94. From Fecomércio, R$13,025,183.26.”

In view of the aforementioned, we ask that you state your position with regard to the article and comment on any other information on the topic deemed important.”

In response to the above, Braskem clarifies that it paid attorney fees for legal services rendered, to Sergio Coelho, a lawyer who was then a partner at the law firm Coelho e Ancelmo Advogados, in a few lawsuits of Braskem’s interest in the higher courts in Brasília.

We remain at your disposal to provide any further clarifications.

Sincerely,

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.